1001 West Fourth Street Winston-Salem, NC 27101-2400 t 336 607 7300 f 336 607 7500

December 26, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:

Compass EMP Funds Trust (the “Trust”) (File No.  333-181176 and 811-22696); on behalf of the Compass EMP Alternative Strategies Fund, the Compass EMP Alternative Balanced Fund and the Compass EMP Alternative Growth Fund (the “Funds”), each a series of the Trust

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Trust, pursuant to:  (1) the Securities Act of 1933, as amended; and (2) the Investment Company Act of 1940, as amended, please find the Fund’s Registration Statement on Form N-14 (the “Registration Statement”) with respect to the proposed reorganizations of Compass EMP Alternative Strategies Fund, the Compass EMP Multi-Asset Balanced Fund and the Compass EMP Multi-Asset Growth Fund, each a series of the Mutual Fund Series Trust, with and into, respectively, the Compass EMP Alternative Strategies Fund, the Compass EMP Alternative Balanced Fund and the Compass EMP Alternative Growth Fund, each a series of the Trust.

Please contact the undersigned with any questions or comments regarding this filing.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

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